                                              For the Year Ending
                                                December 31, 2014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 29)

SIMMONS FIRST NATIONAL CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK
(Title of Class of Securities)

828730200
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]         Rule 13d-1(b)
[   ]         Rule 13d-1(c)
[   ]         Rule 13d-1(d)

1)      Names of Reporting Persons --

 SIMMONS FIRST NATIONAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

2)      Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ________________________________________

(b) ________________________________________

3)      SEC Use Only--------------------------------------
4)      Citizenship or Place of Organization    ARKANSAS

Number of Shares	5)	Sole Voting Power	-0-
Beneficially	6)	Shared Voting Power	-0-
Owned by Each	7)	Sole Dispositive Power	984,796
Reporting	8)	Shared Dispositive Power	-0-
Person With

9)        Aggregate Amount Beneficially Owned by Each Reporting Person --       984,796 shares

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares       (See Instructions)

11)       Percent of Class Represented by Amount in Row 9....     5.46%

12)       Type of Reporting Person (See Instruction)     EP

Item 1(a)	Name of Issuer: SIMMONS FIRST NATIONAL CORPORATION

Item 1(b)	Address of Issuer's Principal Executive Offices:

501 MAIN STREET P. O. BOX 7009 PINE BLUFF, ARKANSAS 71611

Item 2(a)	Name of Person Filing:

SIMMONS FIRST NATIONAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

Item 2(b)	Address of Principal Business Office or, if none, Residence:

501 MAIN STREET P. O. BOX 7009 PINE BLUFF, ARKANSAS 71611

Item 2(c) Citizenship:    ARKANSAS

Item 2(d) Title of Class of Securities:    CLASS A COMMON STOCK

Item 2(e) CUSIP Number:    828730200

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ]	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ]	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [ ]	Investment Adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [x]	Employee Benefit Plan or Endowment Fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ]	Parent Holding Company or control person, in accordance with 240.13d-1(b)(ii)(G);

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:
_________________________________________________

Item 4.                 Ownership

(a) Amount Beneficially Owned:	984,796

(b) Percent of Class:	5.46%

(c) Number of shares as to which such person has:

(i)	sole power to vote or direct the vote	-0-

(ii)	shared power to vote or direct the vote	-0-

(iii)	sole power to dispose or to direct the disposition of	984,796

(iv)	shared power to dispose or to direct the disposition of	-0-

Item 5.                 Ownership of Five Percent or Less of a Class.    NOT APPLICABLE

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

PURSUANT TO THE TERMS OF THE SIMMONS FIRST NATIONAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN, ANY DIVIDENDS RECEIVED OR PROCEEDS OF SALE OF THE SUBJECT SECURITIES WOULD INURE TO THE BENEFIT OF THE EMPLOYEES OF SIMMONS FIRST NATIONAL CORPORATION AND ITS SUBSIDIARIES, WHO ARE PARTICIPANTS IN THE PLAN, AND WOULD BE HELD, ADMINISTERED AND DISTRIBUTED IN ACCORDANCE WITH THE TERMS OF SUCH PLAN.  THE PLAN COVERS IN EXCESS OF 1,000 EMPLOYEES AND NO SINGLE EMPLOYEE'S INTEREST THEREUNDER EQUALS OR EXCEEDS FIVE PERCENT (5%) OF THIS CLASS OF SECURITIES OF THE ISSUER.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. NOT APPLICABLE.

Item 8.	Identification and Classification of Members of the Group. NOT APPLICABLE.

Item 9.	Notice of Dissolution of Group. NOT APPLICABLE.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/29/15	/s/ Joe Clement

Date	Signature Joe Clement, President Simmons First Trust Company, N.A., Trustee, Simmons First National Corporation Employee Stock Ownership Plan